UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Unveils its Next Generation Modeling Engine”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Unveils its Next Generation Modeling Engine
Introduces a Breakthrough approach for measuring the most advanced
3D structures

REHOVOT, Israel, July 8, 2013 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today the introduction of its next generation NovaMARS 6.0 optical CD application development solution. The new NovaMARS modeling engine provides a breakthrough in application development, improved Time-To-Solution (TTS) and accuracy for the most complex 3D structures in 2X and 1X technology nodes.

The breakthrough in Time-To-Solution, saving up to 50% of total application development time, is achieved by broad optimization of the application development steps, including over 10X improvement in regression time and 5X reduction in library creation time. In addition, new advanced automation functionality enables quick and robust metrology development cycles with optimized metrology performance for both R&D and production engineers. The new generation engine has been developed with emphasis on complex application building, enabling a friendly user experience from development to production. The new NovaMARS 6.0 modeling engine supports also Hybrid Metrology functions, combining data from other metrology tools in the fab, such as CD SEM parameters, in order to enhance overall metrology solution performance. This advanced capability complements existing NovaMARS Holistic Metrology elements to provide the most comprehensive algorithmic solution for scatterometry application development to date.

“With the growing pace of technology development and in light of shortened new technology node introduction cycles, the need for fast production ramp up with high yields is becoming extremely important for chip manufacturers. The new NovaMARS 6.0 modeling software assists our customers in achieving these goals with significant improvement in application development Time-to-Solution and functionality to support smooth and efficient transfer from R&D process development to high volume manufacturing”, said Dr. Shay Wolfling, Chief Technology Officer of Nova. “This latest major product introduction is part of our strategic development focus on software solutions that helps our customers meet the increasing process complexity and challenges in advanced technology nodes. Initial customers’ response to the solution performance and functionality has been outstanding, and we expect fast adoption of the solution at many customer sites during the second half of 2013”

The full suite of advanced metrology techniques included in NovaMARS 6.0 enables control over weak parameters in complex 3D structures such as VNAND memory cells or FinFET logic structures by extracting more structure shape parameters for the most complex geometries. Furthermore, the material characterization package of NovaMARS was upgraded with additional material models to support the increasing need for new materials in R&D and production environments in advanced nodes. Complementing the enhanced performance and functionality, the NovaMARS 6.0 modeling software is introduced with a new and intuitive user interface providing excellent user experience with clear guidance through the various steps of the application creation flow and comprehensive built-in data analysis tools. The new NovaMARS 6.0 modeling software is compatible with new and legacy Nova metrology platforms.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.